SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

Interlink Electronics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

458751302

(CUSIP Number)

Steven N. Bronson

BKF Capital Group, Inc.

BKF Asset Holdings, Inc.

31248 Oak Crest Drive, Suite 110

Westlake Village, California 91361

(805) 416-7054

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458751302		13D

1	Name of Reporting Person I.R.S. Identification Number (Entity Only) Steven N. Bronson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF; AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 4,145,265

	8	Shared Voting Power 875,388 (1)

	9	Sole Dispositive Power 4,145,265

	10	Shared Dispositive Power 875,388 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,020,653 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ Excludes 204,375 shares of common stock held by Mr. Bronson’s spouse. Mr. Bronson disclaims beneficial ownership of such shares.

13	Percent of Class Represented by Amount in Row (11) 68.53%

14	Type of Reporting Person IN

(1)                                 These shares are owned directly by BKF Asset Holdings, Inc. (BKF Holdings), which is a wholly owned subsidiary of BKF Capital Group, Inc. (BKF Capital). Mr. Bronson, as the Chairman, CEO and majority shareholder of BKF Capital, may be deemed to be the beneficial owner of these shares.

(2)                                 This includes the 875,388 shares of common stock held by BKF Holdings.

CUSIP No. 458751302		13D

1	Name of Reporting Person I.R.S. Identification Number (Entity Only) BKF Capital Group, Inc. EIN 36-0767530

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO; AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 875,388 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 875,388 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 875,388

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.95%

14	Type of Reporting Person CO

(1)                                 These shares are owned directly by BKF Asset Holdings, Inc. (BKF Holdings), which is a wholly owned subsidiary of BKF Capital Group, Inc. (BKF Capital).

CUSIP No. 458751302		13D

1	Name of Reporting Person I.R.S. Identification Number (Entity Only) BKF Asset Holdings, Inc. EIN 90-0941288

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 875,388

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 875,388

11	Aggregate Amount Beneficially Owned by Each Reporting Person 875,388

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.95%

14	Type of Reporting Person CO

CUSIP No. 458751302	13D

Item 1. Security and Issuer.

This Schedule 13D is filed on behalf of Steven N. Bronson (“Mr. Bronson”), BKF Capital Group, Inc. (“BKF Capital”) and BKF Asset Holdings, Inc. (“BKF Holdings”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Interlink Electronics, Inc., a Nevada corporation, with its principal offices located at 31248 Oak Crest Drive, Suite 110, Westlake Village, California 91361 (the “Issuer” or “Interlink”). The Issuer recently reported that as of April 26, 2016, the Issuer had 7,326,261 shares of Common Stock outstanding.

Item 2. Identity and Background.

(a)                                 This Schedule 13D is filed on behalf of Mr. Bronson, BKF Capital and BKF Holdings, a wholly owned subsidiary of BKF Capital.

(b)                                 The business address of Mr. Bronson, BKF Capital and BKF Holdings is 31248 Oak Crest Drive, Suite 110, Westlake Village, California 91361.

(c)                                  Mr. Bronson is the Chairman, President, and CEO of Interlink.  Mr. Bronson is also the Chairman, CEO and majority shareholder of BKF Capital, a publicly traded corporation.

(d)                                 During the last five years neither Mr. Bronson, BKF Capital nor BKF Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of Mr. Bronson, BKF Capital or BKF Holdings, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. Bronson is a citizen of the United States of America. Each of BKF Capital and BKF Holdings is organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons in this Statement was approximately $5,231,751. The source of funds was working capital of BKF Holdings and, for the shares held directly by Mr. Bronson, Mr. Bronson’s personal funds (approximately $2,869,093).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Bronson in his capacity as a director of the Company, or by such board of directors with the participation of Mr. Bronson.  Each of the Reporting Persons reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)                                 BKF Holdings beneficially owns an aggregate of 875,388 shares of Common Stock, all of which are held directly by BKH Holdings, representing 11.95% of the total shares of outstanding Common Stock.  BKF Capital beneficially owns an aggregate of 875,388 shares of Common Stock, all of which are held indirectly through BKF Holdings, representing approximately 11.95% of the total shares of outstanding Common Stock.  Mr. Bronson

CUSIP No. 458751302	13D

is the Chairman, CEO and majority shareholder of BKF Capital and thus may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital.  Mr. Bronson personally owns an additional 4,145,265 shares of Common Stock. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 5,020,653 shares of the Issuer’s Common Stock, representing approximately 68.53% of the total shares of outstanding Common Stock.  Mr. Bronson’s wife personally owns an additional 204,375 shares of Common Stock, but Mr. Bronson disclaims beneficial ownership of such shares.

(b)                                 The information set forth in rows 7 through 10 of the cover pages attached hereto are incorporated herein by reference.

(c)                                  The following open market transactions were effected by Mr. Bronson, BKF Capital and BKF Holdings, during the past sixty (60) days: None

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 458751302	13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

BKF Asset Holdings, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President